ISSUED ON BEHALF OF REED ELSEVIER PLC

3 September 2010

PDMR Shareholding

Reed Elsevier received notification today of the following transaction resulting from reinvestment of the interim dividend on 2 September 2010, which was paid to ordinary shareholders on 27 August 2010.

Ian Fraser, a designated PDMR, acquired 858 Reed Elsevier PLC and 202 Reed Elsevier NV ordinary shares at the respective price of 543.22p and €9.5981 per share.